UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

AirNet Technology Inc.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

00941Q104
(CUSIP Number)

Herman Man Guo

Wealthy Environment Limited

Dan Shao

Global Earning Pacific Limited

Qing Xu

Mambo Fiesta Limited

c/o AirNet Technology Inc. 15/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027 The People’s Republic of China Phone:+86 10 8460 8181
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Phone: +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai, the People’s Republic of China Phone: +86 21 6193-8200

October 23, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*              This Amendment No. 11 to statement on Schedule 13D (this “Amendment No. 11”) amends and supplements the statement on Schedule 13D filed on behalf of each of Herman Man Guo, Wealthy Environment Limited, Dan Shao, Global Earning Pacific Limited, James Zhonghua Feng, Ample Business International Ltd., Qing Xu and Mambo Fiesta Limited with the Securities and Exchange Commission (the “ SEC ”) on June 29, 2015, as amended (the “ Original Schedule 13D ” and, together with this Amendment No. 11, the “ Schedule 13D ”), with respect to the ordinary shares, par value $0.001 per share, of AirNet Technology Inc., a Cayman Islands company.

Capitalized terms used but not defined in this Amendment No. 11 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specified herein, this Amendment No. 11 does not modify any of the information previously reported on the Original Schedule 13D.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ Act ”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00941Q104	Page	2	of	12	Pages

1		NAMES OF REPORTING PERSONS Herman Man Guo
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,955,824 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,955,824 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,955,824 ordinary shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	00941Q104	Page	3	of	12	Pages

1		NAMES OF REPORTING PERSONS Wealthy Environment Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,955,824 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,955,824 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,955,824 ordinary shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	00941Q104	Page	4	of	12	Pages

1		NAMES OF REPORTING PERSONS Dan Shao
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,166,454 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,166,454 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,166,454 ordinary shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	00941Q104	Page	5	of	12	Pages

1		NAMES OF REPORTING PERSONS Global Earning Pacific Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,582,240 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,582,240 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,582,240 ordinary shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	00941Q104	Page	6	of	12	Pages

1		NAMES OF REPORTING PERSONS Qing Xu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,600,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,600,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000 ordinary shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	00941Q104	Page	7	of	12	Pages

1		NAMES OF REPORTING PERSONS Mambo Fiesta Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 ordinary shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	00941Q104	Page	8	of	12	Pages

EXPLANATORY NOTE

Item 1. Security and Issuer.

This Amendment No. 11 relates to the ordinary shares, par value $0.001 per share (the “Shares”), of AirNet Technology Inc., a Cayman Islands company (the “Company”) whose principal executive offices are located at 15/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China.

American depositary shares of the Company (the “ADSs” and each an “ADS”), each representing ten Shares of the Company, are listed on the Nasdaq Capital Market under the symbol “ANTE.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

From September 11, 2019 to October 23, 2019, Ms. Dan Shao, through Global Earning Pacific Limited, a company incorporated in the British Virgin Islands which is wholly owned and controlled by Ms. Dan Shao, purchased an aggregate amount of 1,309,670 Shares represented by ADSs of the Company with her personal fund pursuant to the US$5 million share purchase plan (the “US$5 Million Share Repurchase Plan”) which plan was announced by the Company on March 28, 2018, and was further updated on September 28, 2018, December 17, 2018 and December 28, 2018, respectively. From December 7, 2018 to October 23, 2019, Mr, Herman Man Guo and Ms. Dan Shao purchased an aggregate amount of 6,032,084 Shares represented by ADSs of the Company with their personal fund pursuant to the US$5 Million Share Repurchase Plan.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

By virtue of their actions in respect of the Proposed Transaction as defined in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Except as otherwise disclosed herein, each Reporting Person expressly disclaims any beneficial ownership of the Shares beneficially owned by each other Reporting Person.

The 22,955,824 Shares beneficially owned by Mr. Guo comprise (i) 16,105,980 Shares beneficially owned by Wealthy Environment Limited, a British Virgin Islands company solely owned and controlled by Mr. Guo, (ii) 4,849,844 Shares represented by ADSs held by Wealthy Environment Limited, and (iii) 2,000,000 Shares that Mr. Guo has the right to acquire upon exercise of options within 60 days after October 23, 2019. Mr. Guo is married to Ms. Shao. Mr. Guo disclaims beneficial ownership of the Shares held by Ms. Shao or Global Earning.

The 23,166,454 Shares beneficially owned by Ms. Shao comprise (i) 22,582,240 Shares beneficially owned by Global Earning Pacific Limited, a British Virgin Islands company solely owned and controlled by Ms. Shao and (ii) 584,214 Shares represented by ADSs that Ms. Shao purchased in one or more open-market transactions. Ms. Shao is married to Mr. Guo. Ms. Shao disclaims beneficial ownership of the Shares held by Mr. Guo or Wealthy Environment Limited.

The 1,600,000 Shares beneficially owned by Mr. Xu comprise (i) 1,000,000 Shares directly held by Mambo Fiesta Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xu, and (ii) 600,000 Shares that Mr. Xu has the right to acquire upon exercise of options within 60 days after October 23, 2019.

CUSIP No.	00941Q104	Page	9	of	12	Pages

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 125,664,777 Shares outstanding (excluding 2,032,278 Shares and Shares represented by ADSs reserved for settlement upon exercise of the Company’s incentive share awards) as of March 31, 2019 as disclosed in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2019.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which it may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement, dated October 9, 2015, by and between Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu and Mambo Fiesta Limited

B*	Proposal Letter dated June 19, 2015 from Mr. Herman Man Guo, on behalf of himself and the management of the Company, to the board of directors of the Company

C*	Consortium Agreement, dated June 29, 2015, by and between Mr. Herman Man Guo, Mr. James Zhonghua Feng and Mr. Qing Xu

D*	Withdrawal Notice, dated September 18, 2015, executed by Mr. James Zhonghua Feng and acknowledged and agreed by Messrs. Herman Man Guo and Qing Xu

E*	Amended and Restated Consortium Agreement, dated September 18, 2015, by and between Mr. Herman Man Guo and Mr. Qing Xu

F*	Agreement and Plan of Merger, dated September 29, 2015, among AirMedia Holdings Ltd., AirMedia Merger Company Limited, and the Company (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 29, 2015)

G*	Rollover Agreement, dated September 29, 2015, among AirMedia Holdings Ltd., Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu and Mambo Fiesta Limited

CUSIP No.	00941Q104	Page	10	of	12	Pages

H*	Voting Agreement, dated September 29, 2015, among AirMedia Holdings Ltd., Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu and Mambo Fiesta Limited

I*	Debt Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to AirMedia Holdings Ltd. and AirMedia Merger Company Limited, dated as of July 31, 2017

J*	Limited Guarantee by Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao and Global Earning Pacific Limited in favor of the Company, dated as of September 29, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 29, 2015)

K*	Amendment No. 1 to the Agreement and Plan of Merger, dated June 27, 2016, by and among the Company, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 27, 2016)

L*	Amendment No. 2 to the Agreement and Plan of Merger, dated December 19, 2016, by and among the Company, AirMedia Holdings Ltd. and AirMedia Merger Company Limited

M*	Amendment No. 3 to the Agreement and Plan of Merger, dated June 26, 2017, by and among the Company, AirMedia Holdings Ltd. and AirMedia Merger Company Limited

N*	Amendment No. 4 to the Agreement and Plan of Merger, dated July 31, 2017, by and among the Company, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2017)

O*	Amendment to the Limited Guarantee, dated July 31, 2017, by Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao and Global Earning Pacific Limited in favor of the Company (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2017)

P*	Amendment No. 5 to the Agreement and Plan of Merger, dated October 31, 2017, by and among the Company, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 31, 2017)

CUSIP No.	00941Q104	Page	11	of	12	Pages

Q*	Multi-Parties Agreement, dated as of October 31, 2017, by and among the Company, AirMedia Holdings Ltd., AirMedia Merger Company Limited, AirMedia Technology (Beijing) Co., Ltd., Mr. Herman Man Guo and Ms. Dan Shao (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 31, 2017)

R*	Termination Agreement, dated as of December 27, 2017, by and among the Company, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on December 28, 2017)

*       Previously filed

CUSIP No.	00941Q104	Page	12	of	12	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2019

/s/ Herman Man Guo
Herman Man Guo

Wealthy Environment Limited

By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

/s/ Dan Shao
Dan Shao

Global Earning Pacific Limited

By:	/s/ Dan Shao
Name:	Dan Shao
Title:	Director

/s/ Qing Xu
Qing Xu

Mambo Fiesta Limited

By:	/s/ Qing Xu
Name:	Qing Xu
Title:	Director